Essen Inc
Profit & Loss
January through December 2024

	Jan - Dec 24
Ordinary Income/Expense	
Income	
Food Sales	
Doordash	8,703.55
Online Order	8,748.66
Food Sales - Other	983,448.37
Total Food Sales	1,000,900.58
Total Income	1,000,900.58
Cost of Goods Sold	
Food Purchases	
Broadleaf Venison (USA) Inc	16,706.66
JFC	17,170.26
LA Produce	926.73
Lab Coffee	3,646.50
Mutual Trading	8,779.13
Newport Meat Company	9,545.19
Others	31,696.81
Restaurant Depot	10,951.02
S J Distributors Inc	8,212.37
Shamrock Foods	20,259.57
Sysco	32,858.86
West Coast Prime Meats	30,429.31
Wismettac Asian Foods	1,923.06
Total Food Purchases	193,105.47
Merchant Account Fees	4,709.01
Restaurant Supplies	2,883.72
Total COGS	200,698.20
Gross Profit	800,202.38
Expense	
Alarm Exp	40.00
Auto Exp	23,435.52
Bank Service Charges	188.80
Business Licenses and Permits	1,678.56
Cleaning Service	4,311.98
Dishwasher Exp	2,857.40
Franchise Tax	800.00
Insurance Expense	11,042.92
Interest	7,453.26
Marketing and Promotion	19,104.19
Office Expense	3,116.32
Payroll Expenses	461,504.20
Pest Control	624.00
POS Service	5,020.61
Professional Fees	14,239.26
Rent Expense	75,927.34
Repairs and Maintenance	13,525.75
Restaurant Exp	46,143.41
Telephone Expense	3,818.50
Utilities	32,426.42
Total Expense	727,258.44
Net Ordinary Income	72,943.94
Net Income	**72,943.94**

Essen Inc
Balance Sheet
As of December 31, 2024

	Dec 31, 24
ASSETS	
Current Assets	
Checking/Savings	
Chase Checking	20,190.53
Chase Checking - 3510	60,687.67
Petty Cash	346.36
US Bank Checking	448.58
Total Checking/Savings	81,673.14
Other Current Assets	
So Cal Edision Deposit	3,715.00
Total Other Current Assets	3,715.00
Total Current Assets	85,388.14
Fixed Assets	
Furniture and Equipment	3,810.62
Total Fixed Assets	3,810.62
Other Assets	
Purchase acquisition	61,655.76
Security Deposits Asset	17,255.68
Total Other Assets	78,911.44
TOTAL ASSETS	**168,110.20**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	25,386.99
Total Accounts Payable	25,386.99
Credit Cards	
Capital One Credit Card	8,101.14
Chase Credit Card	-13,790.14
US Bank Credit Card - 4665	2,693.14
US Bank Credit Card - 6350	25,240.04
Total Credit Cards	22,244.18
Other Current Liabilities	
Employee Tips Payable	4,360.69
Loan from Shareholder	29,046.75
SBA Loan	15,905.00
Total Other Current Liabilities	49,312.44
Total Current Liabilities	96,943.61
Total Liabilities	96,943.61
Equity	
Paid in Capital	52,000.00
Retained Earnings	-53,777.35
Net Income	72,943.94
Total Equity	71,166.59
TOTAL LIABILITIES & EQUITY	**168,110.20**

Essen Inc
Statement of Cash Flows
January through December 2024

	Jan - Dec 24
OPERATING ACTIVITIES	
Net Income	72,943.94
Adjustments to reconcile Net Income	
to net cash provided by operations:	
Accounts Payable	7,952.88
Capital One Credit Card	967.09
Chase Credit Card	-55,441.23
US Bank Credit Card - 4665	-270.47
US Bank Credit Card - 6350	13,853.82
Employee Tips Payable	4,360.69
Loan from Shareholder	19,000.00
Sales Tax Payable	-3,632.71
SBA Loan	-1,082.00
Net cash provided by Operating Activities	58,652.01
INVESTING ACTIVITIES	
Furniture and Equipment	-1,800.00
Net cash provided by Investing Activities	-1,800.00
Net cash increase for period	56,852.01
Cash at beginning of period	24,821.13
Cash at end of period	**81,673.14**